Filed by AngloGold Ashanti Limited
This communication is filed pursuant to Rule 425
 under the United States Securities Act of 1933
Subject Company: AngloGold Ashanti Limited
Commission File Number: 001-14846
Date: May 12, 2023

Set forth below is an op-ed by Alberto Calderon, CEO of AngloGold Ashanti Limited, published by Business Day on May 12, 2023 relating to AngloGold Ashanti Limited’s proposed corporate restructuring and change to domicile and primary listing location.

ALBERTO CALDERON: AngloGold Ashanti extends its capital markets reach

African operations will be unaffected by primary listing moving to the New York Stock Exchange

12 MAY 2023 - 11:08 BY ALBERTO CALDERON
Picture: SUPPLIED
AngloGold Ashanti announced on Friday the intention to move our domicile to the UK, and to transition our publicly traded shares in the US to a full primary listing on the New York Stock Exchange following approval received from the SA authorities. This is an important step in taking forward our strategy and aligning our corporate footprint with our portfolio, which is now based entirely outside SA.

We are proud of our SA heritage and our relationship with the country remains strong. Our large corporate office in Johannesburg, from which our team provides critical services to our global portfolio, our African operations in particular, will be unaffected by this change. Over 40% of our shareholders are South African and they will retain unaltered access to our shares, which will remain listed on the JSE and A2X exchanges. We hope they will continue to support and share in our enduring success.

I became CEO of AngloGold Ashanti in September 2021. This was a year after the last of our SA assets were sold to Harmony Gold, which was better placed to give them a longer productive life. Given that we have no intention to diversify into other metals, and that SA’s remarkable century-old gold industry presents limited opportunities for our production profile, the prospects to sustain and grow the company exist elsewhere in the world. We are completing a new mine in Ghana and are permitting others in the US and Colombia.

In that context, when I arrived I was often asked whether we had the right corporate structure, but as a new CEO I felt there were more urgent matters to attend to first. Our costs had increased rapidly relative to our global peers in the preceding year. Obuasi, one of our largest mines, had suspended production after a serious underground accident. Our business performance required urgent attention. After three months in the role I estimated it would take around three years of focused effort to safely and responsibly regain cost competitiveness. That remains the goal although we have already made significant strides in achieving that objective.

Our priority was to simplify our internal organisational structure and so create more accountability and efficiency. We also strengthened our leadership with a diverse team of experts from across the global mining sector. Their focus is to improve capital allocation and execution while diagnosing and addressing our performance shortcomings.

We have made good progress. The cost gap with our more efficient peers almost halved last year and our exploration team has replenished our reserves. Most importantly, we have become one of the safest companies in the mining sector with workplace injury rates less than half that of our peers. There is still a long way to go, and we will have bumps in the road, but I am confident we are right on track.

As those fundamental improvements gained momentum, it was the right time for the board to reassess the question that has been a feature of our discourse with shareholders: with no remaining SA assets, all our growth outside the country, most of our trading liquidity offshore, plus a persistent valuation gap with our international peers, was there value in changing our corporate structure?

Comprehensive review

This is a significant decision to make. From the outset we have treated it with the gravity it deserves. We conducted a comprehensive review of different structures and analysed the various complex regulatory, legal, tax and human resources considerations as well as the capital market dynamics.

As we looked at these options it became clear that we should indeed make changes. The transaction we announced on Friday, May 12, will build on our strengths and utilise our established corporate infrastructure, while also removing unneeded complexity, aligning with our evolving asset base, and bringing us closer to our higher valued peers. All of that puts us in a stronger position to add value for all our stakeholders.

Our domicile will move to the UK, which is a logical step given that we hold our operating assets and issue our debt through a UK-headquartered subsidiary. This means we are familiar with a tax and regulatory landscape that is suited to our requirements. Two-thirds of our daily share liquidity already takes place on the New York Stock Exchange and so it makes sense to make that our primary listing. That should give us a better chance of trading in line with our North American peers, which have about double the volumes and trade at significant premiums on common valuation metrics.

AngloGold Ashanti operates in nine countries. We face different challenges in every country but we are confident we can work with, and in, all our host nations to prosper together. The same is true in SA — we are grateful for the support we have consistently received from our shareholders, our employees past and present, the communities we have worked and live in, and from our regulators across the board. These strong relationships have been instrumental to our success. But the profile of our business has changed and it is the right time to start a new chapter.

We will remain inextricably linked to SA. We will keep our name and our iconic branding. We will maintain our Johannesburg office with both seasoned professionals and lots of promising young talent, all of whom will continue to participate in AngloGold Ashanti’s global business and improving prospects. Our local listings will also ensure that SA remains an important capital market and source of liquidity for AngloGold Ashanti.

We will continue to honour and build upon our many commitments to SA stakeholders, including new investments in education and rural development to benefit former mineworkers and their families. Extending our reach to the US is, in part, testament to our regulators, who have recognised this natural progression of our structure and strategy and acknowledged that our main markets and operations — as well as prospects for future growth in gold production — are all offshore.

• Calderon is AngloGold Ashanti CEO.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer or invitation to buy, exchange or sell nor a solicitation of an offer to buy, exchange or sell any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. An offer of securities in the US pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, a registration statement on Form F-4 under the Securities Act of 1933 will be filed with the Securities and Exchange Commission (the SEC). Investors and shareholders are urged to read the registration statement when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding the proposed transaction and documents incorporated by reference at the SEC's website at http://www.sec.gov. In addition, the effective registration statement will be made available for free to shareholders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication, other than statements of historical fact, including, without limitation, those concerning the growth prospects and outlook of AGA's operations, individually or in the aggregate, including the expected effects of the proposed transaction, are forward-looking statements regarding AGA's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AGA's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements.  Although AGA believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, risks and uncertainties related to the timing of the proposed transaction, the possibility that AGA's shareholders will not approve the proposed transaction, that the proposed transaction will not receive other necessary approvals or that the proposed transaction is otherwise not completed (whether following the occurrence of a material adverse effect or otherwise), the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period, operational disruption due to the proposed transaction, the incurrence of unexpected transactional costs or total costs being higher than current estimates, and other business and operational risks and other factors. These factors are not necessarily all of the important factors that could cause AGA's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AGA undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AGA or any person acting on its behalf are qualified by the cautionary statements herein.